The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

[redacted]

November 26, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Establishment of an overseas special purpose subsidiary for issuance of Non-dilutive Preferred Securities</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Toshiyuki Saito
Title: Vice president

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on November 26, 2008, by The Sumitomo Trust and Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of the establishment of an overseas special purpose subsidiary for the issuance of the "Non-dilutive Preferred Securities".

November 26, 2008

Company name:	The Sumitomo Trust and Banking Co., Ltd.
Representative:	Hitoshi Tsunekage, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Establishment of an overseas special purpose subsidiary for issuance of Non-dilutive Preferred Securities

The Sumitomo Trust and Banking Co., Ltd. ("Company") hereby announces that the Company held a meeting of its Board of Directors on November 26, 2008 and resolved to establish a wholly owned subsidiary in the Cayman Islands named "STB Preferred Capital 5 (Cayman) Limited" for issuance of preferred securities ("Non-dilutive Preferred Securities").

The general terms of the Non-dilutive Preferred Securities are as described below and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

(1) Issuer
STB Preferred Capital 5 (Cayman) Limited
(an overseas special purpose company to be newly established in the Cayman Islands under the laws of the Cayman Islands and to be wholly owned by the Company)

(2) Type of security
Japanese Yen denominated non-cumulative perpetual preferred securities
(no right to convert into Company's common share is granted)

(3) Issue Amount
To be determined

(4) Dividend Rate

To be determined

(5) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base.

(6) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of the Company, senior to the Company's common shares, and *pari passu* with the Company's preferred shares.

(7) Method of offering

Private placement in Japan

Note: The issuance is subject to valid notifications and approvals based on applicable laws and regulations.

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust and Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: +81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2008 DEC -2 A 4: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 25, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Partial Correction in the Explanatory Material of the Financial Results for the 2nd Quarter of Fiscal Year 2008

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Shinsuke Sakai
Title: Deputy General Manager, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

November 25, 2008

The Sumitomo Trust and Banking Co., Ltd.

Notice Regarding Partial Correction in the Explanatory Material of the Financial Results for the 2nd Quarter of Fiscal Year 2008

The Sumitomo Trust and Banking Co., Ltd. hereby announces that it has made corrections to a part of the Explanatory Material of the Financial Results for the 2nd Quarter of Fiscal Year 2008 disclosed on November 14, 2008.
(Corrections are underlined below.)

(Summary 1) Outline of the financial results

(After correction) Total substantial credit costs

(Billions of Yen)

	1HFY2008	1HFY2007	Change
Consolidated (*1)	-24.5	-38.6	14.1
Group companies	-14.1	-2.6	-11.5

(Before correction) Total substantial credit costs

(Billions of Yen)

	1HFY2008	1HFY2007	Change
Consolidated (*1)	-24.5	-38.7	14.2
Group companies	-14.1	-2.7	-11.4

(Page 1) I. Outlook of the financial results
1. Outline of the financial results

(After correction) (1) Financial results

(Millions of Yen)

		1HFY2008	1HFY2007	Change
Total substantial credit costs (*2)	35	-24,519	-38,687	14,168

(Before correction) (1) Financial results

(Millions of Yen)

		1HFY2008	1HFY2007	Change
Total substantial credit costs (*2)	35	-24,519	-38,749	14,230

(Page 15) 4. Forecast

(1) Forecast for full FY2008

(After correction) (1) Financial results

(Billions of Yen)

(Consolidated)	<For reference> Previous forecast as of Oct. 2008	Forecast for FY2008 (A)	1HFY2008 (Actual)	FY2007 (Actual) (B)	Change (A)-(B)
Total substantial credit costs	-55.0	-55.0	-24.5	-83.5	28.5

(Total substantial credit costs) (Billions of Yen)

Consolidated	-55.0	-55.0	-24.5	-83.5	28.5
Group companies	-20.0	-20.0	-14.1	-7.9	-12.0

(Before correction) (1) Financial results

(Billions of Yen)

(Consolidated)	<For reference> Previous forecast as of Oct. 2008	Forecast for FY2008 (A)	1HFY2008 (Actual)	FY2007 (Actual) (B)	Change (A)-(B)
Total substantial credit costs	-55.0	-55.0	-24.5	-88.4	33.4

(Total substantial credit costs) (Billions of Yen)

Consolidated	-55.0	-55.0	-24.5	-88.4	33.4
Group companies	-20.0	-20.0	-14.1	-12.8	-7.1

For further information, please contact:
IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Explanatory Material

2nd Quarter of Fiscal Year 2008 ended on Sep. 30, 2008

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Outline of the financial results

Financial results

<Consolidated>

(1) Consolidated net business profit before credit costs decreased by 7.1 billion yen from the 1st half of FY2007 to 95.3 billion yen due to the decrease in non-consolidated net business profit before credit costs.

(2) Consolidated net income dropped by 9.3 billion yen from the 1st half of FY2007 to 28.3 billion yen mainly due to total credit costs posted by group companies.

(3) Total credit costs of group companies (14.1 billion yen) were due to to the revaluation of collateral in mortgage loans in addition to the overall introduction of self-assessment and reserves for write-offs based on bank standards and the worsening busine

<Non-consolidated>

(1) Non-consolidated net business profit before credit costs decreased by 7.9 billion yen from the 1st half of FY2007 to 72.7 billion yen mainly due to the drop in net fees and commissions, as mutual fund sales and real estate brokerage volume decreased.

(2) Total substantial credit costs dropped by 25.6 billion yen from the 1st half of FY2007 to 10.3 billion yen owing to the overseas losses, though comparatively small in Japan, related to off-balance transactions such as interest rate swaps with the Lehman B

(3) Non-consolidated net income decreased by 1.5 billion yen from the 1st half of FY2007 to 30.3 billion yen due to losses caused by the decline in stock prices (9.3 billion yen), and the absence of gains from partial redemption of employee retirement benefit

<Earnings forecast for FY2008>

(1) Net business profit before credit costs is forecasted on both a consolidated and non-consolidated bases, at 195.0 billion yen and 155.0 billion yen respectively, as announced on October 10th 2008.

(2) Net income is forecasted on both a consolidated and non-consolidated bases, at 60.0 billion yen and 60.0 billion yen respectively, as a result of taking into account the fluctuations of the stock market since October 2008, and incorporating the 10.0 billi

<Dividend forecast>

(1) Based on the assumptions above, dividend per share for full year 2008 is planned to be 17 yen, the same level as the previous forecast, which equates a consolidated dividend payout ratio of 47.4%.

(2) We plan an interim dividend per share of 8.5 yen in FY2008, corresponding to half the full-year dividend mentioned above.

<Outline of the financial results>

(in billions of Yen)

	1HFY2008	1HFY2007	Change
(Consolidated)			
Net business profit before credit costs	**95.3**	102.4	-7.1
Ordinary profit	**54.7**	61.3	-6.5
Net income	**28.3**	37.7	-9.3
(Non-consolidated)			
Net business profit before credit costs	**72.7**	80.7	-7.9
Ordinary profit	**47.5**	42.8	4.7
Net income	**30.3**	31.9	-1.5
(Total substantial credit costs)			
Consolidated (*1)	**-24.5**	-38.6	14.1
Non-consolidated (*2)	**-10.3**	-36.0	25.6
Domestic	**-0.2**	-26.2	25.9
International	**-10.0**	-9.7	-0.2
Group companies	**-14.1**	-2.6	-11.5

(*1) "Consolidated total substantial credit costs" is a sum of "Total credit costs", costs in "Net gains on sales of stocks and other securities" and "Other non-recurring profit" which are related to investment in securities of domestic and overseas credit, and total credit costs of affiliates by equity method in "Net income from affiliates by equity method".
(*2) "Non-consolidated total substantial credit costs" is a sum of "Total credit costs" and costs in "Net gains on sales of stocks and other securities" and "Other non-recurring profit" which are related to investment in securities of domestic and overseas credit.

<Earnings forecast for FY2008>

(in billions of Yen)

	Previous forecast	Forecast	Change
(Consolidated)			
Net business profit before credit costs	195.0	**195.0**	-
Total substantial credit costs	-55.0	**-55.0**	-
Ordinary profit	120.0	**110.0**	-10.0
Net income	65.0	**60.0**	-5.0
(Non-consolidated)			
Net business profit before credit costs	155.0	**155.0**	-
Total substantial credit costs	-35.0	**-35.0**	-
Other non-recurring profit	-20.0	**-30.0**	-10.0
Ordinary profit	100.0	**90.0**	-10.0
Net income	65.0	**60.0**	-5.0

<Dividend forecast>

	Previous forecast	Forecast	Change
Dividend per common stock (Yen)	17.0	**17.0**	-
Interim dividend (Yen)	8.5	**8.5**	-
Consolidated dividend payout ratio (%)	43.8%	**47.4%**	3.6%

Assets and liabilities

<Balance of major accounts>
(Non-consolidated)

(1) The average balance of non-consolidated loan portfolio during the 1st half of FY2008 increased by 159.5 billion yen from the 2nd half of FY2007 to 11.3 trillion yen. Deposits, including the principal-guaranteed trust account, rose by 170.0 billion yen to 12.5 trillion yen supported by the steady increase in retail deposits.

(2) While the average yield on deposits increased from the 2nd half of FY2007 to 0.57% mainly due to the increased market rates, that on loans was 1.59% and remained mostly unchanged owing to shorter terms. The loan-deposit margin, for domestic banking a/c and principal-guaranteed trust a/c combined, declined by 0.05% from the 2nd half of FY2007 to 1.02%.


<Balance of major accounts>
(in trillions of Yen)
(%)
1.59%
1.59%
1.07%
1.02%
0.52%
0.57%
2HFY2007
1HFY2008
Loans (average balance)
Deposits + Trust principals (average balance)
Average yield of loans and bills discounted
Average yield on deposits
Loan-deposit margin

<Assets classified under the Financial Reconstruction Law>
(Non-consolidated; banking a/c and principal guaranteed trust a/c combined)

(1) The total balance of assets classified under the Financial Reconstruction Law decreased by 37.0 billion yet from the end of previous fiscal year to 70.0 billion yen mainly due to repayment of substandard loans.

(2) The ratio of assets classified under the Financial Reconstruction Law to the total loan balance decreased by 0.3% from the end of the previous fiscal year to 0.6%.

(3) Loans to special mention debtors increased by 34.1 billion yen from the end of the previous fiscal year to 785.4 billion yen, as the gross increase due to downgrade exceeded the gross decrease due to repayment from special mention debtors.


<Assets classified under the Financial Reconstruction Law>
(in billions of Yen)
751.3
785.4
0.9%
0.6%
107.1
70.0
Mar. 2008
Sep. 2008
Loans in bankrupt and practically bankrupt
Doubtful loans
Substandard loans
Special mention (exc. substandard)
Ratio to total loan balance (Right)

<Net unrealized gains/losses of "Available-for-sale securities">
(Consolidated)

(1) Net unrealized gains/losses of "Available-for-sale securities" decreased by 72.8 billion yen from the end of the previous fiscal year to a net gain of 38.0 billion yen.

(2) The decrease of net unrealized gain of stocks by 16.8 billion yen due to the stagnant domestic stock market and the increase of net unrealized loss of foreign bonds included in "Others" by 41.4 billion yen resulted in the above.

(3) The methods to value financial assets at the end of September 2008 have not been changed based on the Accounting Standards Board of Japan's *"Practical Solution on Measurement of Fair Value for Financial Assets (PITF No.25)"*, released on October 28th, 2008.


<Net unrealized gains/ losses of "Available-for-sale securities">
(in billions of Yen)
(110.8)
(38.0)
191.1
-0.5
-79.7
174.2
-10.8
-125.4
Mar. 2008
Sep. 2008
Stocks
Bonds
Others

<Status of the international asset-backed securities and corporate bonds (with fair value)>
(Consolidated)

(1) Exposure to international asset-backed securities and corporate bonds was continuously reduced by the sales and redemption of those securities. As a result, their balance as of the end of September 2008 was 652.0 billion yen and 326.0 billion yen, respectively, and their total balance decreased by approximately 7% from the end of March 2008.

(2) Unrealized loss of international asset-backed securities as of the end of September 2008 worsened by 29.2 billion yen to 85.7 billion yen (unrealized gains/losses ratio: -13.7%), while that of corporate bonds declined by 8.0 billion yen to 17.1 billion yen (unrealized gains/losses ratio: -5.3%).

<Status of the international credit investment (securities with fair value)>

(Non-consolidated) (in billions of Yen) (in millions of USD)

	Cost (after impairment)		Unrealized gains/ losses		
		Change fm Mar. 2008		Change fm Mar. 2008	%
Asset-backed securities	625.0	-38.7	-85.7	-29.2	-13.7%
(in U.S. Dollars)	6,034	-591	-828	-263	
Corporate bonds	326.0	-29.7	-17.1	-8.0	-5.3%
(in U.S. Dollars)	3,147	-403	-165	-74	
Total	951.1	-68.5	-102.9	-37.3	-10.8%
(in U.S. Dollars)	9,181	-995	-993	-338	

<Status of loans to overseas corporations>

CLO warehousing loans decreased by 41.6 billion yen from the end of the previous fiscal year, while the Japanese company related project finance and other loans to overseas corporations increased. As a result, the balance of loans to overseas corporations stood at 346.9 billion yen as of the end of September 2008.

<Status of loans to overseas corporations>

(Non-consolidated) (in billions of Yen)

	Balance	
		Change fm Mar. 2008
Corporate loans	346.9	13.6
CLO Warehousing loans	0.5	-41.6

Note: There are are no subprime related loans.

<BIS capital adequacy ratio> (Preliminary)

(1) Consolidated BIS capital adequacy ratio dropped by 0.42% from the end of March 2008 to 11.42%. While total risk-weighted assets increased by 112.3 billion yen, total qualifying capital declined by 48.0 billion yen mainly due to the drop in net unrealized gains of available-for-sale securities.

(2) Consolidated Tier I capital ratio increased by 0.23% from the end of the previous fiscal year to 7.56%. In addition to the capitalization of periodic earnings, the issue of non-dilutive preferred securities accounted for the increase of Tier I capital by 40.9 billion yen.

<BIS capital adequacy ratio> (Preliminary)

(Consolidated) (in billions of Yen)

	Sep. 2008	Change fm Mar. 2008	Change fm Sep. 2007
BIS capital adequacy ratio	11.42%	-0.42%	-0.38%
Tier I capital ratio	7.56%	0.23%	0.88%
Total qualifying capital	1,684.2	-48.0	-152.1
Tier I	1,114.3	40.9	73.7
Tier II	669.2	-91.6	-251.9
Less: Deduction	99.2	-2.6	-25.9
Total risk-weighted assets	14,738.3	112.3	-817.5

I. Outlook of the financial results

1. Outline of the financial results

(1) Financial results

(Consolidated)

		Millions of Yen		
		1HFY2008	1HFY2007	Change
Gross profits before credit costs (2-4)	1	**193,482**	195,324	-1,841
Gross profits	2	**193,483**	195,324	-1,841
Net trust fees	3	**36,379**	36,737	-358
Principal guaranteed trust a/c credit costs	4	**0**	-	0
Trust fees from principal guaranteed trust a/c	5	**5,250**	5,808	-557
Other trust fees	6	**31,128**	30,929	199
Net interest income	7	**87,045**	81,856	5,188
Net fees and commissions	8	**38,333**	55,056	-16,722
Net trading income	9	**-9,274**	6,396	-15,670
Net other operating income	10	**40,998**	15,277	25,721
General and administrative expenses	11	**-102,360**	-96,986	-5,374
(excluding amortization of goodwill)	12	**-98,096**	-93,015	-5,080
Personnel expenses	13	**-45,327**	-43,827	-1,500
Non-personnel expenses excluding taxes	14	**-53,518**	-49,368	-4,149
Taxes other than income taxes	15	**-3,514**	-3,791	276
Provision of general allowance for loan losses	16	**8,786**	-23,251	32,037
Banking a/c credit costs	17	**-25,573**	-12,188	-13,384
Written-off of loans	18	**-4,774**	-9,620	4,845
Provision of specific allowance for loan losses	19	**-20,157**	-788	-19,369
Provision of allowance for loan losses from borrowers in specified foreign countries	20	**-**	-46	46
Losses on sales of loans	21	**-640**	-1,733	1,092
Net gains on sales of stocks and other securities	22	**-10,205**	4,695	-14,900
Net income from affiliates by equity method	23	**-1,106**	-546	-560
Others	24	**-8,249**	-5,675	-2,574
Ordinary profit	25	**54,773**	61,371	-6,598
Extraordinary profit	26	**2,155**	9,467	-7,311
Recoveries of written-off claims	27	**695**	389	306
Gains from partial redemption of employee retirement benefit trust	28	**-**	9,969	-9,969
Income before income taxes	29	**56,928**	70,838	-13,909
Income taxes-current	30	**-11,511**	-37,333	25,822
Income taxes-deferred	31	**-12,914**	7,193	-20,108
Minority interest	32	**-4,179**	-2,980	-1,199
Net income	33	**28,323**	37,718	-9,395
Total credit costs (4 + 16 + 17 + 27) (*1)	34	**-16,090**	-35,049	18,959
Total substantial credit costs (*2)	35	**-24,519**	-38,687	14,168
Losses related to international credit investments	36	**-10,735**	-9,705	-1,030
Net business profit before credit costs (*3)	37	**95,306**	102,431	-7,124

(*1) Recoveries of written-off claims (27) is included in Total credit costs (34) from this fiscal year.

(*2) Total substantial credit costs (35) = (34) + "Credit investment related costs of (22) (24)"

(*3) Consolidated net business profit before credit costs (37) = Non-consolidated net business profit before credit costs + Subsidiary companies' ordinary profits (non-recurring effect adjusted) + Affiliates' ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)

<Number of subsidiaries/affiliates>

	Sep. 2008	Mar. 2008	Change
Consolidated subsidiaries	**37**	36	1
Affiliates (subject to the equity method)	**7**	7	-

(Non-consolidated)

		Millions of Yen			% change
		1HFY2008	1HFY2007	Change	
Gross business profits before credit costs•2-4••	1	**139,984**	144,698	-4,713	-3.3
Gross profits	2	**139,984**	144,698	-4,713	-3.3
Net trust fees	3	**36,379**	36,750	-371	-1.0
Principal guaranteed trust a/c credit costs	4	**0**	-	0	-
Trust fees from principal guaranteed trust a/c	5	**5,250**	5,808	-557	-9.6
Other trust fees	6	**31,128**	30,942	186	0.6
Net interest income	7	**76,422**	73,471	2,950	4.0
Domestic	8	**68,292**	65,951	2,341	3.5
Net fees and commissions	9	**13,611**	30,681	-17,070	-55.6
Domestic	10	**14,455**	30,219	-15,764	-52.2
Net trading income	11	**-9,274**	6,396	-15,670	-245.0
Net other operating income	12	**22,845**	-2,602	25,448	977.7
Net gains on foreign exchange transactions	13	**3,573**	-3,435	7,009	204.0
Net gains on bonds	14	**22,808**	20,504	2,304	11.2
Net gains from derivatives other than for trading or hedging	15	**-3,863**	-20,297	16,434	81.0
General and administrative expenses	16	**-67,207**	-63,939	-3,268	-5.1
Personnel expenses	17	**-25,881**	-25,456	-425	-1.7
Non-personnel expenses excluding taxes	18	**-38,415**	-35,259	-3,155	-8.9
Taxes other than income taxes	19	**-2,910**	-3,222	312	9.7
Net business profit before credit costs (1 + 16)	20	**72,776**	80,759	-7,982	-9.9
excluding Net gains on bonds (20 - 14)	21	**49,967**	60,255	-10,287	-17.1
Provision of general allowance for loan losses	22	-	-22,238	22,238	100.0
Net business profit	23	**72,777**	58,520	14,256	24.4
Net non-recurring profit	24	**-25,235**	-15,701	-9,534	-60.7
Net gains on sales of stocks and other securities	25	**-9,325**	4,614	-13,939	-302.1
Gains on sale of stocks and other securities	26	**3,594**	7,554	-3,960	-52.4
Losses on sale of stocks and other securities	27	**-1,151**	-811	-340	-42.0
Losses on devaluation of stocks and other securities	28	**-11,768**	-2,129	-9,638	-452.6
Banking a/c net credit costs	29	**-4,808**	-12,553	7,744	61.7
Written-off of loans	30	**-4,167**	-9,273	5,106	55.1
Provision of specific allowance for loan losses	31	-	-1,499	1,499	100.0
Provision of allowance for loan losses from borrowers in specified foreign countries	32	-	-46	46	100.0
Losses on sales of loans	33	**-640**	-1,733	1,092	63.0
Others	34	**-11,100**	-7,761	-3,339	-43.0
Amortization of net actuarial losses/prior service cost	35	**-4,950**	-1,631	-3,319	-203.5
Net gains on money held in trust	36	**5**	-1,344	1,349	100.4
Net gains on stock related derivatives	37	**2,501**	-1,839	4,341	236.0
Provision of allowance for investment loss	38	-	-895	895	100.0
Losses related to overseas credit investment	39	**-6,738**	-	-6,738	-
Ordinary profit	40	**47,541**	42,819	4,721	11.0
Extraordinary profit	41	**994**	9,351	-8,356	-89.4
Net gains on disposal of fixed assets	42	**-263**	-1,004	740	73.7
Recoveries of written-off claims	43	**694**	387	306	79.0
Reversal of allowance for loan losses (*1)	44	**690**	-	690	-
Gains from partial redemption of employee retirement benefit trus	45	-	9,969	-9,969	-100.0
Income before income taxes	46	**48,535**	52,171	-3,635	-7.0
Income taxes-current	47	**-5,522**	-34,198	28,676	83.9
Income taxes-deferred	48	**-12,614**	13,978	-26,593	-190.2
Net income	49	**30,399**	31,951	-1,552	-4.9
Total credit costs (4 + 22 + 29 + 43 + 44) (*2)	50	**-3,423**	-34,403	30,980	90.0
Total substantial credit costs (*3)	51	**-10,332**	-36,028	25,695	71.3
Losses related to international credit investments	52	**-10,035**	-9,782	-252	-2.6

(*1) Due to the reversal of reserves, the amount is included in the extraordinary income.

(*2) Recoveries of written-off claims (43) is included in Total credit costs from this fiscal year.

(*3) Total substantial credit costs (51) = (50) + "Credit investment related costs of (25) (34)"

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non-consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Retail financial services	**40.5**	44.5	-4.0
Wholesale financial services	**49.6**	52.6	-3.0
Stock transfer agency services	**9.2**	10.0	-0.8
Global Markets	**24.2**	9.8	14.3
Fiduciary services	**30.0**	29.7	0.2
Pension asset management	**19.7**	19.8	-0.1
Securities processing services	**10.3**	9.9	0.4
Real estate	**7.0**	18.8	-11.7
Fees paid for outsourcing	**-13.2**	-13.3	0.1
Stock transfer agency services	**-6.0**	-6.5	0.4
Fiduciary services	**-7.1**	-6.8	-0.2
Others (*)	**1.9**	2.5	-0.7
Gross business profits before credit costs	**139.9**	144.6	-4.7

2) Net business profit before credit costs

(Non-consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Retail financial services	**10.8**	14.9	-4.1
Wholesale financial services	**31.3**	34.1	-2.7
Stock transfer agency services	**2.0**	2.4	-0.4
Global Markets	**18.5**	5.1	13.4
Fiduciary services	**14.9**	15.9	-1.0
Pension asset management	**8.2**	9.4	-1.2
Securities processing services	**6.7**	6.5	0.1
Real estate	**2.9**	15.0	-12.1
Others (*)	**-5.5**	-4.2	-1.3
Net business profits before credit costs	**72.7**	80.7	-7.9

(Consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Retail financial services	**12.1**	16.2	-4.0
Wholesale financial services	**49.6**	49.7	-0.0
Stock transfer agency services	**3.6**	4.4	-0.8
Global Markets	**18.5**	5.1	13.4
Fiduciary services	**18.5**	20.0	-1.4
Pension asset management	**8.9**	10.8	-1.8
Securities processing services	**9.6**	9.2	0.3
Real estate	**3.1**	16.1	-12.9
Others (*)	**-6.6**	-4.6	-2.0
Net business profits before credit costs	**95.3**	102.4	-7.1

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

(3) Fee revenue breakdown

(Consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Other trust fees	**31.1**	30.9	0.1
Pension management and other asset management services (*1)	**18.2**	18.4	-0.1
Securities processing services	**9.3**	8.0	1.2
Real estate	**2.1**	3.0	-0.9
Net fees and commissions	**38.3**	55.0	-16.7
Domestic business	**34.0**	50.0	-16.0
Retail financial services	**9.2**	14.5	-5.3
Wholesale financial services	**21.0**	22.1	-1.0
Stock transfer agency services	**10.1**	10.7	-0.5
Real estate	**9.4**	18.6	-9.2
Fees paid for outsourcing	**-7.1**	-6.8	-0.2
International business	**4.3**	5.0	-0.6
Total	**69.4**	85.9	-16.5

Note: Managerial accounting basis.

(*1) Lead manager fees from pension funds are included from this fiscal year; amount affected: 1HFY2008 (1.7 billion yen), 1HFY2007 (1.6 billion yen)

Fee revenue ratio	**35.9%**	44.0%	-8.1%
Gross profits before credit costs	**193.4**	195.3	-1.8

(4) Major subsidiaries operating leasing and finance business

	Billions of Yen								
	STB Leasing Group (Consolidated)			Sumishin Matsushita Financial Services			First Credit		
	1HFY2008	1HFY2007	Change	**1HFY2008**	1HFY2007	Change	**1HFY2008**	1HFY2007	Change
Ordinary profit	**1.8**	2.4	-0.6	**0.7**	1.7	-0.9	**-3.5**	5.7	-9.2
Net income	**1.0**	1.3	-0.3	**0.7**	1.3	-0.5	**-4.1**	7.1	-11.2
Total substantial credit costs	**-1.9**	-1.2	-0.7	**-1.9**	-0.6	-1.2	**-8.1**	1.2	-9.3

	Billions of Yen								
	STB Leasing Group (Consolidated)			Sumishin Matsushita Financial Services			First Credit		
	Sep. 2008	Mar. 2008	Change	**Sep. 2008**	Mar. 2008	Change	**Sep. 2008**	Mar. 2008	Change
Total assets	**556.8**	543.7	13.1	**574.7**	605.1	-30.4	**186.1**	206.5	-20.3
Net assets	**45.3**	49.6	-4.2	**71.8**	71.5	0.3	**44.4**	48.5	-4.1

(5) Return on equity

(Consolidated)

	Percentage points		
	1HFY2008	1HFY2007	Change
Return (Net income) on shareholders' equity	**5.53**	7.74	-2.21
Return (Net income) on equity	**5.37**	6.21	-0.84

(Non-consolidated)

	Percentage points		
	1HFY2008	1HFY2007	Change
Return (Net income) on shareholders' equity	**6.28**	6.89	-0.61
Return (Net income) on equity	**6.04**	5.47	0.57
Return (Net business profit before credit costs) on shareholders' equity	**15.04**	17.43	-2.39
Return (Net business profit before credit costs) on equity	**14.47**	13.82	0.65

Note: Shareholders' equity = Equity - Valuation and translation adjustments
Equity = Total net assets - Minority interests

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non-consolidated)

		Millions of Yen					
		Sep. 2008		Mar. 2008		Change	
		Total	Domestic business	Total	Domestic business	Total	Domestic business
Deposits	(Ending balance)	11,759,155	11,076,037	11,810,218	10,958,061	-51,063	117,975
	(Average balance)	11,639,749	10,873,749	11,112,981	10,210,472	526,767	663,277
Time deposits	(Ending balance)	9,786,033	9,184,421	9,663,967	8,918,393	122,066	266,027
	(Average balance)	9,672,767	8,993,727	9,077,474	8,302,132	595,293	691,594
Liquidity deposits (*)	(Ending balance)	1,665,560	1,663,528	1,835,112	1,833,908	-169,551	-170,379
	(Average balance)	1,661,383	1,660,197	1,708,880	1,707,682	-47,496	-47,484
Trust principal	(Ending balance)	870,709	870,709	981,504	981,504	-110,795	-110,795
	(Average balance)	925,293	925,293	1,282,057	1,282,057	-356,763	-356,763
Loans	(Ending balance)	11,385,933	10,556,493	11,362,157	10,566,900	23,775	-10,407
	(Average balance)	11,371,875	10,561,123	11,212,296	10,431,619	159,579	129,503
Banking account	(Ending balance)	11,086,798	10,257,358	11,033,244	10,237,987	53,554	19,371
	(Average balance)	11,052,821	10,242,069	10,803,947	10,023,270	248,874	218,798
Principal guaranteed trust account	(Ending balance)	299,134	299,134	328,913	328,913	-29,778	-29,778
	(Average balance)	319,054	319,054	408,349	408,349	-89,295	-89,295

(*)Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non-consolidated)

	Millions of Yen		
	Sep. 2008	Mar. 2008	Change
Individuals	8,566,213	8,315,391	250,822
Deposits (*)	7,931,081	7,606,331	324,749
Trust principal (Principal guaranteed)	635,132	709,059	-73,927
Corporations and other organizations	2,185,344	2,561,851	-376,507
Deposits (*)	1,949,767	2,289,406	-339,639
Trust principal (Principal guaranteed)	235,576	272,444	-36,867
Others	1,195,188	1,062,322	132,865
Total	11,946,746	11,939,565	7,180

(*) Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points			
	1HFY2008	2HFY2007	1HFY2007	Change from 2HFY2007
Average yield on interest-earning assets (A)	1.56	1.37	1.43	0.19
Loans and bills discounted (a)	1.59	1.60	1.49	-0.01
Bonds (b)	2.05	1.12	1.62	0.93
Average yield on interest-bearing liabilities (B)	0.63	0.61	0.52	0.02
Deposits (c)	0.60	0.54	0.47	0.06
Gross margin (A) - (B)	0.93	0.76	0.91	0.17
Loan-deposit margin (a) - (c)	0.99	1.06	1.02	-0.07

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points			
	1HFY2008	2HFY2007	1HFY2007	Change from 2HFY2007
Average yield on interest-earning assets (A)	1.56	1.37	1.43	0.19
Loans and bills discounted (a)	1.59	1.59	1.49	0.00
Bonds (b)	2.05	1.12	1.62	0.93
Average yield on interest-bearing liabilities (B)	0.61	0.58	0.48	0.03
Deposits (c)	0.57	0.52	0.44	0.05
Gross margin (A) - (B)	0.95	0.79	0.95	0.16
Loan-deposit margin (a) - (c)	1.02	1.07	1.05	-0.05

(3) Balance and sales volume of mutual fund/individual annuity (for retail customers)

(Non-consolidated)

	Billions of Yen					
	Balance			Sales volume		
	Sep. 2008	Mar. 2008	Change	**1HFY2008**	2HFY2007	1HFY2007
Mutual fund	**1,199.6**	1,278.1	-78.5	**94.2**	102.7	263.7
Individual annuity	**576.5**	550.0	26.5	**33.0**	36.2	47.8
Total	**1,776.1**	1,828.1	-51.9	**127.2**	138.9	311.6

(4) Unrealized gains/losses on investment securities

1) Held-to-maturity debt securities with fair value

(Consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of book value	Change of net
	Book value	**Fair value**	**Net**	Book value	Fair value	Net		
Japanese Government Bonds	**399,142**	**403,260**	**4,118**	439,374	447,281	7,906	-40,231	-3,788
Japanese Local Government Bonds	**100**	**100**	**0**	100	100	0	-	-0
Japanese Corporate Bonds	**110,696**	**110,672**	**-24**	136,890	136,929	38	-26,194	-63
Others	**261**	**291**	**29**	281	316	34	-20	-5
Foreign bonds	**261**	**291**	**29**	281	316	34	-20	-5
Total	**510,200**	**514,323**	**4,123**	576,646	584,627	7,980	-66,445	-3,857

(Non-consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of book value	Change of net
	Book value	**Fair value**	**Net**	Book value	Fair value	Net		
Japanese Government Bonds	**398,666**	**402,783**	**4,116**	438,978	446,883	7,904	-40,312	-3,788
Japanese Local Government Bonds	-	-	-	-	-	-	-	-
Japanese Corporate Bonds	**110,696**	**110,672**	**-24**	136,890	136,929	38	-26,194	-63
Others	-	-	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-	-	-
Total	**509,363**	**513,455**	**4,092**	575,869	583,813	7,943	-66,506	-3,851

2) Available-for-sale securities with fair value

(Consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**467,451**	**641,730**	**174,279**	478,667	669,831	191,163	-11,216	-16,884
Japanese bonds	**996,449**	**985,603**	**-10,846**	829,653	829,100	-552	166,796	-10,294
Government bonds	**820,261**	**811,681**	**-8,579**	648,503	649,475	971	171,757	-9,551
Local government bonds	**23,179**	**23,110**	**-68**	25,441	25,623	182	-2,261	-251
Corporate bonds	**153,008**	**150,810**	**-2,198**	155,708	154,001	-1,706	-2,699	-491
Others	**3,115,982**	**2,990,559**	**-125,422**	2,603,717	2,523,932	-79,785	512,265	-45,637
Foreign stocks	**378**	**772**	**393**	374	1,112	738	4	-344
Foreign bonds	**2,410,409**	**2,300,000**	**-110,409**	1,979,586	1,910,582	-69,003	430,823	-41,405
Others	**705,194**	**689,787**	**-15,407**	623,756	612,236	-11,519	81,437	-3,887
Total	**4,579,883**	**4,617,893**	**38,010**	3,912,038	4,022,864	110,826	667,845	-72,816

Note: The methods to value financial assets at the end of September 2008 have not been changed based on the Accounting Standards Board of Japan's "Practical Solution on Measurement of Fair Value for Financial Assets (PITF No.25)", released on October 28th, 2008.
Floating rate government bonds included in "Government bonds" as of Sep. 2008: Cost 199,300 million yen, Net -6,146 million yen

(Non-consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**467,361**	**641,361**	**173,999**	478,567	669,412	190,845	-11,205	-16,846
Japanese bonds	**996,449**	**985,603**	**-10,846**	829,653	829,100	-552	166,796	-10,294
Government bonds	**820,261**	**811,681**	**-8,579**	648,503	649,475	971	171,757	-9,551
Local government bonds	**23,179**	**23,110**	**-68**	25,441	25,623	182	-2,261	-251
Corporate bonds	**153,008**	**150,810**	**-2,198**	155,708	154,001	-1,706	-2,699	-491
Others	**3,092,939**	**2,968,193**	**-124,745**	2,573,201	2,493,618	-79,582	519,737	-45,162
Foreign stocks	**375**	**724**	**349**	370	1,093	722	4	-373
Foreign bonds	**2,390,061**	**2,280,218**	**-109,843**	1,955,410	1,886,621	-68,789	434,650	-41,053
Others	**702,502**	**687,251**	**-15,251**	617,420	605,903	-11,516	85,082	-3,735
Total	**4,556,750**	**4,595,158**	**38,407**	3,881,421	3,992,132	110,710	675,328	-72,302

Note: The methods to value financial assets at the end of September 2008 have not been changed based on the Accounting Standards Board of Japan's "Practical Solution on Measurement of Fair Value for Financial Assets (PITF No.25)", released on October 28th, 2008.
Floating rate government bonds included in "Government bonds" as of Sep. 2008: Cost 199,300 million yen, Net -6,146 million yen

(5) Unrealized gains/losses of derivative transaction

(Non-consolidated)

	Millions of Yen					
	Hedge accounting applied (deferred gains/losses)			Hedge accounting not applied (unrealized gains/losses)		
	Sep. 2008	Mar. 2008	Change	**Sep. 2008**	Mar. 2008	Change
Interest rate related	**-2,505**	8,511	-11,016	**116,262**	79,802	36,460
Interest rate swaps	**-2,505**	8,511	-11,016	**127,366**	65,902	61,464
Currency related	**3,728**	165	3,563	**13,493**	20,570	-7,076
Stock related	**-4,962**	-2,837	-2,124	**588**	-434	1,023
Bond related	**-**	-	-	**-414**	-3,653	3,238
Credit related	**-**	-	-	**-11**	584	-595
Total	**-3,738**	5,839	-9,577	**129,918**	96,868	33,049

(6) Cross shareholdings

Cross shareholdings (with Fair value)

(Consolidated)

	Billions of Yen	
	Sep. 2008	Mar. 2008
Cost basis (A)	**467.4**	478.6
Mark-to-market basis	**641.7**	669.8
Tier I (B)	**1,114.3**	1,073.3
Percentage (A) / (B)	**41.9%**	44.5%

(7) Exposure to securitized products

1) Status of the international credit investment

i) Exposure to securities

(Non-consolidated)

Billions of Yen, millions of U.S. Dollars

		Sep. 2008						
		Cost (after impairment)				Unrealized gains/ losses		
		In total	North America	Europe	Change from Mar. 2008		Change from Mar. 2008	%
Securities with fair value	1	**951.1**	317.0	470.9	-68.5	-102.9	-37.3	-10.8%
(in U.S. Dollars)	2	**9,181**	3,060	4,546	-995	-993	-338	-10.8%
Asset-backed securities	3	**625.0**	288.8	333.2	-38.7	-85.7	-29.2	-13.7%
(in U.S. Dollars)	4	**6,034**	2,788	3,217	-591	-828	-263	-13.7%
Securities backed by non-securitized assets	5	**602.4**	270.7	328.6	-38.0	-79.6	-24.2	-13.2%
RMBS exc. Subprime related RMBS	6	**200.6**	2.5	196.2	-28.4	-22.2	-5.8	-11.1%
CMBS (Commercial mortgage)	7	**35.6**	0.3	35.2	-3.2	-4.2	-1.0	-12.0%
CLO (Corporate loans)	8	**207.0**	148.0	59.0	1.5	-32.6	-12.0	-15.8%
CARDS (Credit card receivables)	9	**87.3**	78.3	9.0	2.1	-8.6	-0.1	-9.9%
Other ABSs	10	**35.7**	14.0	20.7	-0.8	-4.3	-2.5	-12.3%
Subprime related RMBS	11	**10.7**	10.7	-	-2.3	-2.2	-0.9	-21.1%
CDO mezzanine	12	**18.0**	15.8	2.2	-0.2	-4.3	-1.5	-24.1%
Synthetic CDO	13	**7.1**	1.0	6.1	-6.5	-0.7	-0.2	-10.1%
Securities backed by securitized assets	14	**6.4**	5.3	1.0	-4.0	-1.6	-0.5	-24.9%
ABS-CDO (resecuritization)	15	**6.4**	5.3	1.0	-4.0	-1.6	-0.5	-24.9%
Equity type securities	16	**16.2**	12.6	3.5	3.2	-4.5	-4.4	-28.1%
CLO equities	17	**15.4**	11.9	3.5	3.3	-4.9	-4.8	-32.1%
SIV Capital notes	18	**0.7**	0.7	-	-0.0	0.4	0.4	55.5%
Corporate bonds	19	**326.0**	28.2	137.6	-29.7	-17.1	-8.0	-5.3%
(in U.S. Dollars)	20	**3,147**	272	1,329	-403	-165	-74	-5.3%
Bonds issued by financial institutions	21	**87.5**	12.5	42.8	-4.6	-6.7	-2.4	-7.7%
Securities with no available fair value	22	**27.3**	9.2	9.3	-7.3			
(in U.S. Dollars)	23	**264**	88	89	-82			
Asset-backed securities	24	**0.0**	0.0	-	-3.7			
CLO equities	25	-	-	-	-3.7			
Total	26	**978.4**	326.2	480.2	-75.8			
(in U.S. Dollars)	27	**9,445**	3,149	4,636	-1,077			

Note: There are no securities issued by government sponsored enterprises (Fannie Mae, Freddie Mac, FHLB) as of September 2008.

(Reference 1) Outstanding balance of investments guaranteed by "Monoline" insurance companies (included in the above table)

Asset-backed securities and corporate bonds	28	**11.7**	**7.1**	**4.6**	**-2.1**	**-2.3**	**-1.8**	**-20.0%**

(Reference 2) Asset-backed securities held by STB Omega Investment Ltd., Sumitomo Trust's 75% owned subsidiary (not included in the top table)

CLO equities	29	**2.1**	**2.1**	**-**	**-3.7**	**-0.1**	**-0.1**	**-6.1%**

ii) Credit ratings of securities with fair value

(Non-consolidated)

Billions of Yen

		Sep. 2008						
		Cost (after impairment)		Credit Ratings (*1)				
			Change from Mar. 2008	AAA	AA	A	BBB	BB and below (No rating)
Securities with fair value	30	**951.1**	-68.5	360.7	165.0	192.5	192.7	24.5 (15.4)
Asset-backed securities with fair value	31	**625.0**	-38.7	360.7	99.8	57.1	90.3	1.5 (15.4)
Securities backed by non-securitized assets	32	**602.4**	-38.0	357.7	97.1	56.6	90.0	0.7
RMBS exc. Subprime related RMBS (*2)	33	**200.6**	-28.4	95.5	41.6	33.3	30.0	-
CMBS (Commercial mortgage)	34	**35.6**	-3.2	25.7	8.5	1.3	-	-
CLO (Corporate loans)	35	**207.0**	1.5	179.5	27.2	-	0.2	-
CARDS (Credit card receivables)	36	**87.3**	2.1	30.1	-	6.6	50.5	-
Other ABSs	37	**35.7**	-0.8	17.1	12.7	5.0	0.7	-
Subprime related RMBS (*2)	38	**10.7**	-2.3	4.6	5.1	0.4	-	0.4
CDO mezzanine	39	**18.0**	-0.2	-	-	9.2	8.4	0.3
Synthetic CDO	40	**7.1**	-6.5	4.9	1.6	0.5	-	-
Securities backed by securitized assets	41	**6.4**	-4.0	2.9	2.7	0.4	0.2	0.0
ABS-CDO	42	**6.4**	-4.0	2.9	2.7	0.4	0.2	0.0
Equity type securities	43	**16.2**	3.2	-	-	-	-	0.7 (15.4)
Corporate bonds	44	**326.0**	-29.7	-	65.2	135.4	102.3	22.9
Bonds issued by financial institutions	45	**87.5**	-4.6	-	59.6	22.2	5.6	-

(*1) On internal credit ratings basis (shown in rating marks based on the general correspondence with external credit ratings.)

(*2) Vintage of RMBS: 2007: 16.7%, 2006: 33.6%, 2005: 27.7%, 2004 and before: 22.0%

iii) Exposure to corporate loans

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Balance				Internal Credit Ratings (*1)		
		Total	North America	Europe	Change from Mar. 2008	1-4	5-6	7-8
Corporate loans (*2)	1	346.9	176.1	74.1	13.6	103.9	231.2	11.7
CLO Warehousing loans	2	0.5	0.5	-	-41.6	-	0.5	-
Manufacturing	3	100.4	53.6	35.8	-0.9	7.0	87.4	5.9
Energy and utilities	4	23.4	7.1	-	3.5	5.3	18.1	-
Communication	5	37.4	19.7	10.3	1.6	3.2	32.4	1.6
Wholesale and retail	6	29.8	23.9	5.4	7.7	9.7	19.3	0.7
Finance and insurance	7	49.3	31.4	0.6	-10.6	41.7	7.5	-
Real estate	8	7.3	2.5	-	0.1	4.7	2.5	-
Various services	9	52.1	30.7	16.2	3.6	3.7	45.9	2.4

(*1) Internal Credit Ratings: 1-6: Ordinary debtors, 7-8: Special mention debtors (except for Substandard debtors)

(*2) Non-Japanese loans conducted in domestic branches* are added to the "Corporate loans" shown in the past disclosure.

* For the internal purpose, they are classified as Non-Japanese in terms of final risk (Japanese company-related project finance is included). Amount affected: Mar. 2008 (47.7 billion yen), Sep. 2008 (93.7 billion yen)

(*3) There are no subprime related loans.

iv) Total substantial credit costs (Losses related to international credit investments)

(Non-consolidated)

		Billions of Yen					
		Losses related to international credit investments					
			Total credit costs	Net gains on sales of stocks and other securities	Others		
						Losses on sale	Losses on devaluation
Asset-backed securities	10	-4.2	-	-0.1	-4.1	-1.1	-2.9
Subprime related RMBS	11	-0.6	-	-	-0.6	-0.2	-0.3
CDO mezzanine	12	-0.4	-	-	-0.4	-	-0.4
Synthetic CDO	13	-2.1	-	-	-2.1	-0.0	-2.1
ABS-CDO	14	-0.8	-	-	-0.8	-0.8	-0.0
CLO equities	15	-0.1	-	-0.1	-	-	-
Corporate bonds	16	-2.6	-	-	-2.6	-2.6	-
Bonds issued by financial institutions	17	-2.5	-	-	-2.5	-2.5	-
Corporate loans	18	4.7	4.7	-	-	-	-
CLO Warehousing loan	19	5.7	5.7	-	-	-	-
Others (*)	20	-7.8	-7.8	-	-	-	-
Total	21	-10.0	-3.1	-0.1	-6.7	-3.7	-2.9

(*) Accounts due related to off-balance transactions such as interest rate swaps with the Lehman Brothers' Group.

2) Status of domestic credit investment

i) Exposure to asset-backed securities

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Cost (after impairment)		Unrealized gains/losses			Internal Credit Ratings (*)	
			Change from Mar. 2008		Change from Mar. 2008	%	1-4	5-6
Total of asset-backed securities with fair value	22	526.0	-106.3	-7.6	0.0	-1.5%	475.3	50.7
Housing loans	23	277.9	-23.6	-1.4	-0.4	-0.5%	275.9	1.9
Other consumer loans	24	89.6	-29.9	-0.7	-0.1	-0.9%	85.5	4.1
Commercial real estate-secured loans	25	47.1	-6.0	-0.6	-0.3	-1.4%	43.4	3.6
Corporate loans and bonds	26	71.1	-32.1	-4.5	1.1	-6.4%	30.1	41.0
Claims on lease payments	27	40.2	-14.5	-0.2	-0.1	-0.5%	40.2	-
Total of asset-backed securities with no available fair value	28	25.6	-1.5				12.9	12.7
Housing loans	29	3.7	-0.1				-	3.7
Commercial real estate-secured loans	30	9.7	-1.4				0.7	9.0
Corporate loans and bonds	31	12.2	-				12.2	-

Note: Categorized by collateralized assets

(*) There are no securities rated less than or equal to 7.

ii) Domestic LBO finance

(Non-consolidated)

		Billions of Yen				
		Balance		Internal Credit Ratings		
			Change from Mar. 2008	1-4	5-6	7-8
Domestic LBO finance	32	57.1	-11.1	3.0	34.6	19.4

3) Off-balance risk from Special Purpose Entities(SPEs)

(i) SPE related transactions collateralized by overseas assets

There are no transactions that STB sponsors or complements SPEs' liquidity and/or credit.

(ii) SPE related transactions collateralized by domestic assets

STB complements liquidity and credit for the purpose of facilitating domestic Asset-backed Commercial Paper (ABCP) programs of SPEs which were established in order to meet customers' needs such as raising funds and securitizing assets.

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Balance	Change from Mar. 2008	Internal Credit Ratings 1-4	5-6	7-8	ABCP Outstanding	Change from Mar. 2008
Total	1	656.9	18.0	362.5	293.8	0.6	508.8	-40.8
Accounts receivable	2	541.0	6.3	312.4	228.4	0.2		
Loans	3	19.5	-16.5	18.4	1.1	-		
Claims on lease payments	4	44.2	13.3	21.7	22.4	-		
Others	5	52.0	14.9	9.8	41.8	0.3		

Note: Categorized by underlying assets.

Glossary of terms

CDO mezzanine	A-rated or BBB-rated, at the time of issuance, tranches of CDOs which are backed by corporate loan or bond portfolio.
Synthetic CDO	Synthetic Collateralized Debt Obligation: A category of securitization products, which utilizes credit derivative transactions to take credit risk of corporations.
ABS-CDO	A category of resecuritization product, backed by other asset-backed securities.
CLO equities	Most junior tranche of security, or equity, of CLO (Collateralized Loan Obligation), a category of asset-backed securities, which is backed by corporate loans.
CLO Warehousing loan	A short-term, bridge type loan to the issuing entity of CLO securities to fund its accumulation of loan assets.

(8) Non-performing loans
After partial direct written-off

1) Assets classified under the Financial Reconstruction Law (Banking a/c and principal guaranteed trust a/c combined)
(Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Assets classified under the Financial Reconstruction Law (a)	**70,048**	107,078	98,199	-37,029	-28,151
Loans in bankrupt and practically bankrupt	**19,640**	6,854	5,477	12,785	14,163
Doubtful loans	**28,269**	27,270	59,803	999	-31,533
Substandard loans (b)	**22,138**	72,952	32,919	-50,814	-10,781
Ordinary assets	**12,044,764**	12,084,568	12,087,044	-39,803	-42,279
Loans to substandard debtors (excluding Substandard loans) (c)	**3,344**	4,132	2,472	-787	871
Loans to special mention debtors (excluding (b) and (c))	**782,038**	747,189	748,438	34,848	33,599
Loans to ordinary debtors	**11,259,382**	11,333,246	11,336,132	-73,864	-76,750
Total loan balance (d)	**12,114,812**	12,191,646	12,185,244	-76,833	-70,431
Ratio to total loan balance (a) / (d)	**0.6%**	0.9%	0.8%	-0.3%	-0.2%

Loans to substandard debtors (b)+(c)	**25,482**	77,084	35,392	-51,602	-9,909

Note: Partial direct written-off: Sep. 2008: 25,332 million yen, Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)
(Consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Risk managed loans	**138,702**	150,312	132,043	-11,609	6,659
Loans in bankruptcy proceedings	**12,841**	1,126	1,310	11,715	11,531
Other delinquent loans	**88,513**	70,766	96,306	17,746	-7,792
Loans more than 3 months past due	**1**	4	170	-2	-168
Restructured loans	**37,345**	78,414	34,256	-41,069	3,089
Total loans under risk management	**11,145,157**	11,075,142	11,040,839	70,015	104,317
Ratio to total loan balance	**1.2%**	1.4%	1.2%	-0.2%	0.0%

Note: Partial direct written-off: Sep. 2008: 33,540 million yen, Mar. 2008: 29,496 million yen, Sep. 2007: 36,373 million yen

(Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Risk managed loans	**61,812**	106,867	97,985	-45,054	-36,172
Loans in bankruptcy proceedings	**7,905**	349	593	7,556	7,312
Other delinquent loans	**31,768**	33,565	64,471	-1,796	-32,702
Loans more than 3 months past due	**-**	-	165	-	-165
Restructured loans	**22,138**	72,952	32,754	-50,814	-10,616
Total loans under risk management	**11,385,933**	11,362,157	11,313,650	23,775	72,282
Ratio to total loan balance	**0.5%**	0.9%	0.9%	-0.4%	-0.4%

Note: Partial direct written-off: Sep. 2008: 25,332 million yen, Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen

3. Total risk-weighted assets and capital (Basel II)

(1) Risk measurement methodologies

Credit risk:	Foundation Internal Ratings-Based Approach(*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*) The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. Sumitomo Trust plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) BIS capital adequacy ratio (Preliminary)

(Consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Total qualifying capital	**1,684,267**	1,732,290	1,836,452	-48,022	-152,185
Tier I	**1,114,302**	1,073,308	1,040,536	40,994	73,766
Minority interest	**237,254**	209,362	210,397	27,892	26,856
* Noncumulative preferred securities issued by overseas special purpose companies	**210,000**	183,000	183,000	27,000	27,000
Less: Goodwill equivalents	**111,244**	115,508	119,777	-4,264	-8,533
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	**18,274**	14,918	16,165	3,356	2,109
Tier II	**669,262**	760,940	921,173	-91,678	-251,911
Upper Tier II	**288,386**	366,276	506,018	-77,889	-217,632
45% of unrealized gain on available-for-sale securities	**14,440**	48,096	167,000	-33,655	-152,559
45% of revaluation reserve for land	**725**	771	875	-45	-149
General allowance for loan losses	**7,069**	3,213	6,942	3,856	126
Perpetual subordinated debt	**266,150**	314,195	331,200	-48,045	-65,050
Lower Tier II	**380,876**	394,664	415,155	-13,788	-34,279
Subordinated term debt and fixed-term preferred stock	**380,876**	394,664	415,155	-13,788	-34,279
Less: Deduction (double gearing)	**99,297**	101,958	125,257	-2,661	-25,960
Total risk-weighted assets	**14,738,329**	14,625,988	15,555,868	112,340	-817,538
Amount of credit risk-weighted assets	**13,812,209**	13,745,339	14,719,262	66,869	-907,053
Amount of market risk equivalents	**203,320**	162,263	135,417	41,056	67,902
Amount of operational risk equivalents	**722,800**	718,385	701,187	4,414	21,612
BIS capital adequacy ratio	**11.42%**	11.84%	11.80%	-0.42%	-0.38%
(Tier I capital ratio)	**7.56%**	7.33%	6.68%	0.23%	0.88%

Note : Non-consolidated BIS capital adequacy ratio and Tier I capital ratio are 12.17% and 8.19%, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

a. Measurement methodology

Grid Point Sensitivity Approach

b. Selected level of confidence or interest rate shock

For assets in Japanese yen, US dollar and Euro, 1st and 99th percentile of observed interest rate changes using a 1 year holding period and a minimum of 5 years of observations. For assets in the currencies less than 5% of total assets or liabilities, an upward and downward 200 basis point parallel rate shock.

c. Definition of core deposits

The upper limit of the core deposits is defined as the minimum of the following:
(a) minimum balance in the last 5 years, (b) the balance after deducting the maximum annual outflow in the last 5 years from the current balance, or (c) the equivalent of 50% of the current balance. The maturity of up to 5 years (average 2.5 years) is assumed.

d. Outlier ratio

Outlier ratio was 7.40%, below the outlier level (more than 20%).

(Consolidated)

	Billions of Yen
	Sep. 2008 (Preliminary)
Total interest rate risk (A)	132.1
Tier I • •Tier II (B)	1,783.5
Outlier ratio (A) / (B)	7.40%

4. Forecast

(1) Forecast for full FY2008

	FY2008				
	<For reference> Previous forecast as of Oct. 2008	Forecast for FY2008 (A)	1HFY2008 (Actual)	FY2007 (Actual) (B)	Change (A)-(B)
			Billions of Yen		
(Consolidated)					
Net business profits before credit costs	195.0	**195.0**	95.3	216.8	-21.8
Total substantial credit costs	-55.0	**-55.0**	-24.5	-83.5	28.5
Ordinary profit	120.0	**110.0**	54.7	136.9	-26.9
Net income	65.0	**60.0**	28.3	82.3	-22.3
Dividend per common stock (Yen)	17.00	**17.00**	8.50	17.00	-
Consolidated dividend payout ratio (%)	43.8%	**47.4%**	———	34.6%	12.8%
(Non-consolidated)					
Net business profits before credit costs	155.0	**155.0**	72.7	173.8	-18.8
Total substantial credit costs	-35.0	**-35.0**	-10.3	-75.5	40.5
Other non-recurring profit	-20.0	**-30.0**	-13.5	6.5	-36.5
Ordinary profit	100.0	**90.0**	47.5	103.9	-13.9
Net income	65.0	**60.0**	30.3	69.9	-9.9
(Total substantial credit costs)					
Consolidated	-55.0	**-55.0**	-24.5	-83.5	28.5
Non-consolidated	-35.0	**-35.0**	-10.3	-75.5	40.5
Domestic	-5.0	**-5.0**	-0.2	3.7	-8.7
International	-30.0	**-30.0**	-10.0	-79.3	49.3
Group companies	-20.0	**-20.0**	-14.1	-7.9	-12.0

Note: Forecast is subject to change

II. Supplementary information

1. Outline of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Net income (Billions of Yen) 1HFY2008	1HFY2007	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	0.8	0.1	0.7
Sumishin Guaranty Co., Ltd.	Yen 300 mil.	Housing loan guaranty	100	(100)	0.4	0.7	-0.3
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	-4.1	7.1	-11.2
STB Leasing & Financial Group Co., Ltd. (*1)	Yen 50 mil.	Holding company of leasing subsidiaries	100	(100)	5.8	―――	―――
STB Leasing Co., Ltd.	Yen 5,064 mil.	General leasing	100	(-)	1.5	0.4	1.0
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	0.0	0.0	0.0
Life Housing Loan, Ltd.	Yen 1,000 mil.	Finance services	100	(100)	1.0	0.9	0.0
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/training services	100	(100)	0.0	-0.0	0.0
STB Real Estate Investment Management Co., Ltd.	Yen 300 mil.	Asset management	100	(100)	0.1	0.2	-0.0
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/operations of entrusted data processing	80	(80)	0.9	-0.2	1.1
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(-)	0.7	1.3	-0.5
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	0.0	0.0	0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	-0.0	-0.1	0.1
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(40)	0.3	0.0	0.3
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	0.1	0.2	-0.0
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	0.4	0.7	-0.3
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/ asset management	100	(29.8)	-0.0	-0.0	0.0
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	0.0	0.5	-0.5
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	0.1	0.2	-0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	0.1	0.2	-0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	1.5	1.2	0.3
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	-0.9	0.9	-1.9
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	1.6	1.5	0.1
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	0.7	0.7	0.0
STB Preferred Capital 3 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	0.7	0.5	0.1
STB Preferred Capital 4 (Cayman) Ltd. (*2)	Yen 111,600 mil.	Finance services	100	(100)	0.4	―――	―――
(Affiliates)							
SBI Sumishin Net Bank, Ltd. (*3)	Yen 22,500 mil.	Banking	50	(50)	-3.0	-0.2	-2.7
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	0.0	0.1	-0.0
BUSINEXT CORPORATION	Yen 9,000 mil.	Finance services	40	(40)	0.3	-0.1	0.4
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	-0.0	0.0	-0.1
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	0.1	0.0	0.1
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	0.1	0.6	-0.5
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	0.2	0.0	0.1

(*1) STB Leasing & Financial Group Co., Ltd. was established on March 31, 2008.
(*2) STB Preferred Capital 4 (Cayman) Ltd. is not included in financial results of FY2007. (Newly consolidated in May 2008)
(*3) Numbers of the 1HFY2007 for SBI Sumishin Net Bank, Ltd. are the results after its commencement (September 24, 2007 to September 30, 2007).

2. Assets and liabilities

(1) Loans

1) Loans to small and mid-sized corporations
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Percentage to total loan balance	**49.2**	50.5	49.8	-1.3	-0.6
Loan balance	**5,195,102**	5,336,715	5,180,389	-141,612	14,713

2) Consumer loans
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Residential mortgage loans	**1,558,585**	1,550,336	1,505,611	8,249	52,973
Other consumer loans	**372,287**	376,786	377,093	-4,499	-4,805
Total	**1,930,872**	1,927,122	1,882,704	3,749	48,167

3) Real estate non recourse loans
(Banking a/c) (Non-consolidated)

	Billions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Loan balance	**1,189.6**	1,152.3	1,052.6	37.3	137.0

Note: Loans to REIT (266.1 bil.) and investment in CMBS (52.2 bil.) are included (Sep. 2008).

4) Overseas loan by borrowers' location
(Non-consolidated)

	Millions of Yen						
	Sep. 2008			Mar. 2008		Change	
	Total	Japanese affiliates	Non-Japanese	Total	Japanese affiliates	Total	Japanese affiliates
North America	**393,770**	212,922	180,848	308,141	177,538	85,628	35,383
Europe	**171,799**	103,734	68,065	165,127	92,540	6,672	11,194
Asia	**354,868**	306,520	48,347	318,188	277,028	36,679	29,491
Total	**1,184,926**	842,462	342,463	1,081,107	753,463	103,818	88,999

5) Loans by industry
(Non-consolidated)

	Millions of Yen						
	Sep. 2008				Mar. 2008		
	Banking a/c	Trust a/c (*)	Banking + Trust a/c	Change from Mar. 2008	Banking a/c	Trust a/c (*)	Banking + Trust a/c
Domestic Branches (excluding offshore)	**10,257,358**	**299,134**	**10,556,493**	**-10,407**	**10,237,987**	**328,913**	**10,566,900**
Manufacturing	**1,422,173**	**15,709**	**1,437,883**	**76,061**	1,348,600	13,220	1,361,821
Agriculture, forestry, fishing, mining	**24,434**	**-**	**24,434**	**5,131**	19,302	-	19,302
Construction	**126,746**	**787**	**127,533**	**5,919**	120,826	787	121,614
Energy and utilities	**142,889**	**818**	**143,708**	**-18,656**	160,456	1,908	162,364
Communication	**150,415**	**3**	**150,419**	**7,804**	142,607	7	142,614
Transportation	**666,033**	**5,904**	**671,938**	**7,848**	659,084	5,005	664,090
Wholesale and retail	**916,354**	**2,015**	**918,369**	**7,212**	910,224	932	911,156
Finance and insurance	**1,788,600**	**33,000**	**1,821,600**	**-128,803**	1,917,404	33,000	1,950,404
Real estate	**1,648,730**	**7,309**	**1,656,040**	**31,326**	1,617,264	7,448	1,624,713
Various services	**1,141,916**	**97,107**	**1,239,024**	**-66,323**	1,193,784	111,562	1,305,347
Others	**2,229,064**	**136,477**	**2,365,542**	**62,071**	2,148,430	155,040	2,303,470
Overseas branches and offshore	**829,440**	**-**	**829,440**	**34,183**	795,256	-	795,256
Total	**11,086,798**	**299,134**	**11,385,933**	**23,775**	11,033,244	328,913	11,362,157

Note: Based on the status of the transactions, 35.0 billion yen within the "Various services" of banking a/c is moved to "Real estate" from this fiscal year.
Same amount is adjusted for Mar. 2008 table.
(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial Reconstruction Law

(After partial direct written-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Assets classified under the Financial Reconstruction Law (a)	**55,502**	91,676	94,351	-36,173	-38,849
Loans in bankrupt and practically bankrupt	**19,434**	4,978	3,223	14,455	16,210
Doubtful loans	**14,205**	14,490	58,979	-284	-44,773
Substandard loans (b)	**21,862**	72,206	32,149	-50,344	-10,286
Ordinary assets	**11,760,175**	11,771,057	11,675,454	-10,881	84,721
Loans to substandard debtors (excluding Substandard loans) (c)	**3,294**	4,080	2,419	-786	875
Loans to special mention debtors (excluding (b) and (c))	**772,748**	737,722	713,054	35,026	59,693
Loans to ordinary debtors	**10,984,132**	11,029,253	10,959,980	-45,121	24,152
Total loan balance (d)	**11,815,678**	11,862,733	11,769,806	-47,054	45,871
Ratio to total loan balance (a) / (d)	**0.5%**	0.8%	0.8%	-0.3%	-0.3%
Loans to substandard debtors (b)+(c)	**25,157**	76,287	34,568	-51,130	-9,411

Note: Partial direct written-off: Sep. 2008: 25,332 million yen, Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Assets classified under the Financial Reconstruction Law (e)	**14,545**	15,402	3,848	-856	10,697
Loans in bankrupt and practically bankrupt	**206**	1,876	2,253	-1,670	-2,047
Doubtful loans	**14,063**	12,780	824	1,283	13,239
Substandard loans (f)	**275**	745	770	-469	-494
Ordinary assets	**284,588**	313,511	411,589	-28,922	-127,000
Loans to substandard debtors (excluding Substandard loans) (g)	**49**	51	53	-1	-3
Loans to special mention debtors (excluding (f) and (g))	**9,289**	9,467	35,383	-177	-26,094
Loans to ordinary debtors	**275,249**	303,992	376,152	-28,743	-100,902
Total loan balance (h)	**299,134**	328,913	415,437	-29,778	-116,302
Ratio to total loan balance (e) / (h)	**4.9%**	4.7%	0.9%	0.2%	4.0%
Loans to substandard debtors (f)+(g)	**325**	797	823	-471	-498

3) Asset classified under the Financial Reconstruction Law as of Sep. 30, 2008 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 19,434 (4,978)	100% (100%)	Specific allowance for loan losses (b)	11,068	100% (100%)
			Guarantee and collateral (c)	8,366	(b) / ((a)-(c))
Doubtful loans (B)	(d) 14,205 (14,490)	81% (76%)	Uncovered	2,564	64%
			Specific allowance for loan losses (e)	4,694	(62%)
			Guarantee and collateral (f)	6,947	(e) / ((d)-(f))
Substandard loans (C)	(g) 21,862 (72,206)	87% (77%)	Uncovered	2,720	31%
			General allowance for loan losses (h)	1,278	(48%)
			Guarantee and collateral (i)	17,864	(h) / ((g)-(i))
Ordinary assets	11,760,175 (11,771,057)		General allowance for loan losses	75,050	
			Allowance for loan losses in specified foreign countries	-	
			Figures are after partial direct written-off of 25,332 million yen.		
Total loan balance	11,815,678 (11,862,733)		Total of (A), (B) and (C)	55,502 (91,676)	Ratio to total loan balance 0.5%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	206 (1,876)	100% (100%)	Guarantee and collateral	206	Reserves for loan trust 1,417
Doubtful loans (E)	14,063 (12,780)	100% (100%)	Guarantee and collateral	14,063	Reserves for JOMT (Jointly-operated money trust) 330
Substandard loans (F)	275 (745)	100% (100%)	Guarantee and collateral	275	
Ordinary assets	284,588 (313,511)				
Total loan balance	299,134 (328,913)		Total of (D), (E) and (F)	14,545 (15,402)	Ratio to total loan balance 4.9%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,114,812 (12,191,646)	Total of (A),(B),(C),(D),(E) and (F)	70,048 (107,078)	Ratio to grand total loan balance 0.6%

Note: Numbers in parenthesis are as of Mar. 2008

4) Assets classified under the Financial Reconstruction Law by industry

(Non-consolidated)

	Millions of Yen						
	Sep. 2008				Mar. 2008		
	Banking a/c	Trust a/c (*)	Banking + Trust a/c	Change from Mar. 2008	Banking a/c	Trust a/c (*)	Banking + Trust a/c
Domestic Branches (excluding offshore)	54,867	14,545	69,412	6,717	47,293	15,402	62,695
Manufacturing	5,549	-	5,549	-186	5,735	-	5,735
Agriculture, forestry, fishing, mining	488	-	488	488	-	-	-
Construction	1,196	-	1,196	-186	1,383	-	1,383
Energy and utilities	-	-	-	-	-	-	-
Communication	207	-	207	147	60	-	60
Transportation	-	-	-	-	-	-	-
Wholesale and retail	745	-	745	-20,609	21,355	-	21,355
Finance and insurance	194	-	194	194	-	-	-
Real estate	24,138	-	24,138	17,874	6,263	-	6,263
Various services	3,886	-	3,886	887	2,999	-	2,999
Others	18,460	14,545	33,006	8,108	9,495	15,402	24,898
Overseas branches and offshore	635	-	635	-43,747	44,382	-	44,382
Total	55,502	14,545	70,048	-37,029	91,676	15,402	107,078

(*) Trust a/c is principal guaranteed trust a/c

5) Allowance for loan losses

Banking account (Consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Allowance for loan losses	**112,957**	106,683	130,674	6,274	-17,716
General allowance for loan losses	**85,731**	93,609	99,927	-7,877	-14,196
Specific allowance for loan losses	**27,226**	13,074	29,995	14,151	-2,769
Allowance for loan losses from borrowers in specified foreign countries	**-**	-	750	-	-750

Banking account (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Allowance for loan losses	**94,987**	96,799	120,967	-1,811	-25,979
General allowance for loan losses	**76,959**	88,437	94,998	-11,478	-18,039
Specific allowance for loan losses	**18,028**	8,361	25,217	9,666	-7,189
Allowance for loan losses from borrowers in specified foreign countries	**-**	-	750	-	-750

Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Reserves for loan trust	**1,417**	1,839	3,467	-421	-2,050
Reserves for JOMT (jointly-operated money trust)	**330**	924	1,175	-594	-845
Total	**1,747**	2,763	4,643	-1,016	-2,895

6) Reserve ratio for loans to special mention/ordinary debtors (general allowance for loan losses)

Banking account (Non-consolidated)

	Percentage points				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Special mention	**7.6**	8.9	10.8	-1.3	-3.2
Substandard debtors	**8.2**	20.3	21.0	-12.1	-12.8
Against uncovered portion	**38.4**	61.8	29.5	-23.4	8.9
Other than substandard debtors	**7.6**	7.7	10.3	-0.1	-2.7
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general allowance for loan losses/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding in doubtful or worse categories (Non-consolidated)

Total

	Billions of Yen									
	Before Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Mar. 2007	Sep. 2007	Mar. 2008	Sep. 2008	Change from Mar. 2008
Loans in bankrupt/practically bankrupt	**132.8**	**15.5**	**42.2**	**7.3**	**6.0**	**6.5**	**5.5**	**6.9**	**19.6**	**12.8**
Doubtful loans	**922.7**	**88.1**	**20.6**	**19.3**	**23.4**	**58.5**	**59.8**	**27.3**	**28.3**	**1.0**
Total	**1,055.5**	**103.6**	**62.9**	**26.6**	**29.4**	**65.0**	**65.3**	**34.1**	**47.9**	**13.8**
Loans outstanding in doubtful or worse categories as of Sep. 2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt	132.8	10.8	6.7	5.9	4.2	3.7	3.6	3.0	1.2	-1.8
Doubtful loans	922.7	23.1	14.9	8.5	7.5	3.0	1.2	1.0	1.9	1.0
Total	1,055.5	33.9	21.6	14.4	11.7	6.7	4.9	4.0	3.1	-0.9
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt		4.7	34.1	0.5	0.3	0.3	0.3	0.3	0.0	-0.2
Doubtful loans		65.0	0.6	0.5	0.4	0.4	0.3	0.2	0.2	-0.0
Total		69.7	34.8	1.0	0.7	0.7	0.6	0.5	0.2	-0.3
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt			1.4	0.3	0.4	0.4	0.3	0.3	0.3	-0.0
Doubtful loans			5.1	3.3	2.7	2.6	2.2	1.6	1.3	-0.2
Total			6.4	3.6	3.1	2.9	2.5	1.9	1.6	-0.3
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt				0.6	0.4	0.2	0.1	0.0	0.1	0.0
Doubtful loans				7.0	3.3	2.5	2.3	2.1	2.0	-0.1
Total				7.7	3.7	2.6	2.4	2.2	2.0	-0.1
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt					0.7	0.4	0.2	0.1	0.1	-0.1
Doubtful loans					9.6	1.9	0.9	0.3	0.3	-0.0
Total					10.3	2.3	1.1	0.4	0.4	-0.1
New entry to doubtful or worse categories during 2HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt						1.6	0.4	0.1	0.4	0.2
Doubtful loans						48.2	43.6	0.8	0.5	-0.4
Total						49.8	44.0	1.0	0.8	-0.1
New entry to doubtful or worse categories during 1HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt							0.6	0.4	0.5	0.0
Doubtful loans							9.4	7.6	5.1	-2.5
Total							10.0	8.1	5.6	-2.5
New entry to doubtful or worse categories during 2HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt								2.5	0.3	-2.2
Doubtful loans								13.6	13.0	-0.6
Total								16.1	13.3	-2.8
New entry to doubtful or worse categories during 1HFY2008 and disposal thereafter										
Loans in bankrupt/practically bankrupt									16.8	16.8
Doubtful loans									4.0	4.0
Total									20.8	20.8

2) Progress of final disposal

(Non-consolidated) (in Billions of Yen)

Period	Primary amount	Amount as of 1HFY2008	Quasi final disposal or in the process of final disposal	Amount of final disposal during 1HFY2008	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 1HFY2004	1,055.5	3.1	0.6	0.9	99.7	99.8
2HFY2004	69.7	0.2	0.0	0.3	99.7	99.7
1HFY2005	6.4	1.6	0.2	0.3	74.8	78.6
2HFY2005	7.7	2.0	0.0	0.1	73.4	73.7
1HFY2006	10.3	0.4	0.0	0.1	96.5	96.9
2HFY2006	49.8	0.8	0.1	0.1	98.3	98.4
1HFY2007	10.0	5.6	0.2	2.5	44.2	46.6
2HFY2007	16.1	13.3	0.1	2.8	17.4	18.0
1HFY2008	20.8	20.8	7.4	-	-	35.5
Total		**47.9**	8.7	**7.0**		

(*) Ratio of final disposal progression considering quasi final disposal

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Consolidated)

	Billions of Yen	
	Sep. 2008	Mar. 2008
Deferred tax assets (1)	**101.7**	83.0
Allowance for loan losses (including written-off of loans)	**48.1**	42.6
Devaluation of securities	**45.2**	52.4
Provision for retirement benefits	**16.3**	15.8
Loss carry forwards	**6.3**	7.1
Others	**23.5**	31.7
Valuation allowance	**-15.4**	-13.4
Offset with deferred tax liabilities	**-22.4**	-53.2
Deferred tax liabilities (2)	**0.1**	0.1
Valuation difference on available-for-sale securities	**15.4**	45.2
Others	**7.1**	8.2
Offset with deferred tax assets	**-22.4**	-53.2
Net deferred tax assets (1)-(2)	**101.5**	82.8
Percentage to Tier I	**9.1%**	7.7%
Tier I	**1,114.3**	1,073.3

(Non-consolidated)

	Billions of Yen	
	Sep. 2008	Mar. 2008
Deferred tax assets (1)	**82.7**	63.6
Allowance for loan losses (including written-off of loans)	**36.2**	36.3
Devaluation of securities	**45.2**	52.4
Provision for retirement benefits	**12.5**	11.8
Others	**16.0**	22.3
Valuation allowance	**-8.3**	-8.4
Offset with deferred tax liabilities	**-19.1**	-50.8
Deferred tax liabilities (2)	**-**	-
Valuation difference on available-for-sale securities	**15.3**	45.0
Others	**3.7**	5.7
Offset with deferred tax assets	**-19.1**	-50.8
Net deferred tax assets (1)-(2)	**82.7**	63.6
Percentage to Tier I	**7.1%**	5.7%
Tier I	**1,149.5**	1,109.2

2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in FY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2007	FY2006	FY2005	FY2004	FY2003
Taxable income before deduction of loss carry forwards	**144.6**	199.2	93.6	103.2	33.8
Net business profit before credit costs	**173.8**	175.9	164.6	148.2	145.0

(5) Retirement benefits

(Consolidated)

		Millions of Yen		
		Sep. 2008	Mar. 2008	Change
Projected benefit obligation	(A)	**236,394**	235,645	748
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets	(B)	**244,673**	237,143	7,529
Provision for retirement benefits	(C)	**8,855**	9,636	-781
Advanced benefit paid	(D)	**80,239**	79,172	1,067
Unrecognized net prior service cost	(E)	**1,174**	1,354	-180
Unrecognized net actuarial loss	(A-B-C+D-E)	**61,930**	66,683	-4,752

		Millions of Yen		
		1HFY2008	1HFY2007	Change
Retirement benefit expenses	(A)	**-5,474**	-260	-5,213
Gains on return of retirement benefit trusts	(B)	**-**	9,969	-9,969
Total	(A+B)	**-5,474**	9,708	-15,183

(Non-consolidated)

		Millions of Yen		
		Sep. 2008	Mar. 2008	Change
Projected benefit obligation	(A)	**217,640**	216,455	1,185
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets	(B)	**234,147**	226,943	7,204
Provision for retirement benefits	(C)	**203**	212	-9
Advanced benefit paid	(D)	**80,143**	79,085	1,058
Unrecognized net prior service cost	(E)	**1,398**	1,595	-196
Unrecognized net actuarial loss	(A-B-C+D-E)	**62,035**	66,788	-4,753

		Millions of Yen		
		1HFY2008	1HFY2007	Change
Retirement benefit expenses	(A)	**-3,900**	398	-4,299
Service cost-benefits earned		**-2,478**	-2,233	-245
Interest cost on projected benefit obligation		**-2,161**	-2,115	-46
Expected return on plan assets		**5,822**	6,586	-763
Amortization of prior service cost		**-196**	-155	-41
Amortization of net actuarial losses		**-4,753**	-1,475	-3,277
Others (additional benefit at retirement, etc)		**-132**	-208	76
Gains on return of retirement benefit trusts	(B)	**-**	9,969	-9,969
Total	(A+B)	**-3,900**	10,368	-14,268

(6) Statements of trust account

(Non-consolidated)

	Millions of Yen		
	Sep. 2008	Mar. 2008	Change
Loans and bills discounted	**381,818**	447,059	-65,241
Securities	**7,325,120**	11,508,943	-4,183,822
Money held in trust	**61,964,219**	61,015,610	948,608
Securities held in custody accounts	**440,051**	434,419	5,631
Money claims	**9,391,818**	8,908,810	483,008
Tangible fixed assets	**4,396,803**	4,343,235	53,567
Intagible fixed assets	**34,175**	33,370	805
Other claims	**2,596,617**	2,822,637	-226,020
Call loans	**4,700**	45,100	-40,400
Loans to banking account	**644,661**	747,554	-102,893
Cash and due from banks	**213,755**	227,355	-13,599
Total assets	**87,393,741**	90,534,098	-3,140,356
Money trusts	**20,927,526**	25,545,526	-4,618,000
Pension trusts	**6,510,079**	7,100,851	-590,772
Property formation benefit trusts	**9,107**	7,203	1,903
Loan trusts	**206,543**	278,182	-71,639
Securities investment trusts	**22,537,130**	21,484,220	1,052,909
Money entrusted, other than money trusts	**2,912,094**	3,042,883	-130,789
Securities trusts	**16,514,452**	15,885,157	629,295
Money claim trusts	**9,076,530**	8,638,407	438,123
Land and fixtures trusts	**56,377**	149,581	-93,204
Composite trusts	**8,643,900**	8,402,083	241,817
Other trusts	**0**	0	-
Total liabilities	**87,393,741**	90,534,098	-3,140,356

The amount of retrusted assets (Sep. 2008: 61,946,569 million yen) to Japan Trustee Services Bank, Ltd. as a securities processing is included in Money held in trust.

(7) Breakdown of principal guaranteed trust a/c

		Millions of Yen		
		Sep. 2008	Mar. 2008	Change
Money trusts	Loans and bills discounted	**299,134**	328,913	-29,778
	Securities	**48**	9,796	-9,747
	Others	**368,782**	359,544	9,237
	Total assets	**667,965**	698,254	-30,288
	Principal	**667,174**	696,894	-29,720
	Reserves for JOMT (Jointly-operated money trust)	**330**	924	-594
	Others	**460**	434	26
	Total liabilities	**667,965**	698,254	-30,288
Loan trusts	Loans and bills discounted	**-**	-	-
	Securities	**-**	-	-
	Others	**206,562**	288,201	-81,639
	Total assets	**206,562**	288,201	-81,639
	Principal	**203,534**	284,609	-81,075
	Reserves for loan trust	**1,417**	1,839	-421
	Others	**1,610**	1,752	-142
	Total liabilities	**206,562**	288,201	-81,639

END